

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2012

Via E-mail
Mr. Felipe Dutra
Chief Financial Officer
Anheuser-Busch InBev SA/NV
Brouwerijplein 1,
3000 Leuven, Belgium

> **Re:** **Anheuser-Busch InBev SA/NV**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 13, 2012**
> **Response dated August 31, 2012**
> **File No. 001-34455**

Dear Mr. Dutra:

We have reviewed your filing and response and have the following comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Risk Factors, page 3

"Information technology failures could disrupt our operations…," page 16

1. We note your response to comment one in our letter dated August 17, 2012. Based on your response, it appears that you have experienced and expect to continue experiencing attempted breaches of your technology systems and networks. If true, please confirm that in your next annual report on Form 20-F you will simply state this fact in this risk factor so that investors are able to evaluate your cybersecurity risks in the appropriate context.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   You may contact Adam Turk at (202) 551-3657 for questions regarding cybersecurity.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director